OMB APPROVAL	
OMB Number:	3235-0681
Expires:	October 31, 2026
Estimated average burden hours per initial response. 1.0	

FORM MA-NR

DESIGNATION OF U.S. AGENT FOR SERVICE OF PROCESS FOR NON-RESIDENTS

Please read the General Instructions for this form and other forms in the MA series, as well as its subsection, "General Instructions to Form MA-NR," before completing this form. All *italicized* terms herein are defined or described in the Glossary of Terms appended to the General Instructions.

Purpose: Each *non-resident municipal advisor, non-resident* general partner or *non-resident managing agent* of a *municipal advisor*, and *non-resident* natural person who is a person associated with the *municipal advisor* and engaged in *municipal advisory activities* on its behalf must execute a written irrevocable consent and power of attorney on Form MA-NR to appoint an agent in the United States, upon whom may be served any process, pleadings, or other papers in any action brought against such *non-resident municipal advisor*, general partner, *managing agent* or natural person associated with the *municipal advisor*.

Instructions to Complete this Form:

1. This power of attorney, consent, stipulation, and agreement shall be signed and notarized by the *non-resident municipal advisor*, *non-resident* general partner or *managing agent*, or *non-resident* natural person who is a person associated with the *municipal advisor* and engaged in *municipal advisory activities* on its behalf, as applicable, in Section A of Form MA-NR. The form must be signed by the authorized agent for service of process in the United States in Section B of Form MA-NR.

2. The name of each *person* who signs this Form MA-NR must be typed or printed beneath the *person's* signature.

3. Any *person* who occupies more than one of the specified positions must indicate each capacity in which the *person* is signing the form.

4. Section C Documentation: If any *person* signs this form pursuant to a written authorization – *e.g.,* a board resolution or power of attorney – an accurate and complete copy of each such document must be included with the Form MA-NR.

5. Attachment to Form MA or Form MA-I:

    a) Complete and execute a printed Form MA-NR, including signatures and notarization. Then scan the original completed and executed form to create a PDF file. Please consult the instructions for uploading PDF files into EDGAR, found in the EDGAR Filer's Manual, available at http://www.sec.gov/info/edgar.shtml.

    b) If any other documents are required, as specified in Section C of the form, include these documents in the same PDF file or create a separate one(s).

    c) Attach the PDF file(s) to the Form MA or Form MA-I, as appropriate, where prompted in the form.

SEC 2900 (4/14)

Power of Attorney, Consent, Stipulation, and Agreement

A. Designation and Appointment of Agent for Service of Process

Identify the agent for service of process for the *non-resident municipal advisor*, for the *non-resident* general partner or *managing agent* of a *municipal advisor*, or for the *non-resident* natural person associated with the *municipal advisor* and engaged in *municipal advisory activities* on its behalf. Fill in all lines.

1. Name of United States *person* designated and appointed as agent for service of process.
    Enter all the letters of each name and not initials or other abbreviations.
    (*If no middle name, enter NMN on that line*.)

    Corporation Service Company
    _____
    (name)

2. Mailing Address of United States *person* designated and appointed as agent for service of process.
    Do not use a P.O. Box. Do not use a foreign address.

    MS-CSC1, 300 Deschutes Way SW, Suite 208
    _____
    (number and street; office suite or room number)

    Tumwater   WA   98501
    _____   _____   _____
    (city)   (state)   (U.S. postal code: zip+4)

    1-500-927-9801
    _____
    (area code) (telephone number)

By signing this Form MA-NR or authorizing the signatory below to sign on your behalf, you – the *non-resident municipal advisor*, *non-resident* general partner or *non-resident managing agent* of a *municipal advisor,* or *non-resident* natural person who is a person associated with the *municipal advisor* and engaged in *municipal advisory activities* on its behalf (hereinafter, "the Designator") – irrevocably designate and appoint the above United States *person* as your Agent for Service of Process, and agree that such *person* may be served on your behalf, of any process, pleadings, subpoenas, or other papers, and you further agree that such service may be made by registered or certified mail, in:

(a) *any investigation* or administrative *proceeding* conducted by the *Commission* (i) that relates to you or (as applicable) to the *municipal advisor* of which you are a general partner or *managing agent*, or with which you are associated and on whose behalf you are engaged in *municipal advisory activities* or (ii) with respect to which you may have information; and

(b) any civil suit or action brought against you or (as applicable) the *municipal advisor* of which you are a general partner or *managing agent*, or with which you are associated and on whose behalf you are engaged in *municipal advisory activities* or to which you, or (as applicable) the *municipal advisor* of which you are a general partner or *managing agent*, or with which you are associated and on whose behalf you are engaged in *municipal advisory activities* has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state, or of the United States or of any of its territories or possessions or of the District of Columbia, where the *investigation, proceeding*, or cause of action arises out of or relates to or concerns *municipal advisory activities* of the *municipal advisor*.

The Designator stipulates and agrees that: any such civil suit or action or administrative *proceeding* may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon, the above-named Agent for Service of Process; and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made. Such person cannot be a *Commission* member, official, or employee.

Appointment and Consent: Effect on Partnerships. If you are organized as a partnership, this irrevocable power of attorney and consent to service of process will continue in effect if any partner withdraws from or is admitted to the partnership, provided that the admission or withdrawal does not create a new partnership. If the partnership dissolves, this irrevocable power of attorney and consent shall be in effect for any action brought against you or any of your former partners.

Certification:

The undersigned certifies under penalty of perjury under the laws of the United States of America, that the information contained in this Form MA-NR is true and correct and that this Form MA-NR is signed as a free and voluntary act.

Unless the Designator is a natural person signing on his or her own behalf, the undersigned further certifies that the Designator has duly caused this power of attorney, consent, stipulation, and agreement to be signed on the Designator's behalf by the undersigned, thereunto duly authorized:

Signature of Designator or Person Signing on Behalf of Designator:

Date: 23 April 2026

Printed Name: Jonathan Zhang   Title: Associate

In the City of: Toronto, ON   In the Country of: Canada

The Designator is executing this Form MA-NR as a:
(*Check all that apply.*)

___ *Non-resident municipal advisory firm*, other than a sole proprietor
✓ *Non-resident* natural person who is a person associated with the *municipal advisor* and engaged in *municipal advisory activities* on its behalf
___ *Non-resident municipal advisor* sole proprietor
___ *Non-resident* general partner of a *municipal advisor*
    Name of *municipal advisor* _____
___ *Non-resident managing agent* of a *municipal advisor*
    Name of *municipal advisor* _____

The Designator is executing this Form MA-NR in connection with a(n):
(*Check all that apply.*)

___Initial application on Form MA of the Designator for registration as a *municipal advisor*
___Initial application on Form MA of the *municipal advisor* of which the Designator is a general partner or *managing agent*

✓ Initial submission on Form MA-I filed regarding a natural person who is a person associated with the *municipal advisor* and engaged in *municipal advisory activities* on its behalf

Docusign Envelope ID: 86794F1D-2E8C-886D-8374-0E1EAEB8352E

___Change of status of Designator from a resident to a *non-resident*
___Amendment to information supplied on a previous Form MA-NR

Mailing Address of the Designator
Do not use a P.O. Box.

810-18 King Street East
(number and street)

Toronto	ON	Canada	M5C 1C4
(city)	(state/region)	(country)	(postal code)

+1-778-869-3086
(country code) (area code) (telephone number)

For a telephone number outside of the U.S., provide the country code with the area code and number.

EDGAR CIK No. (if any)__________ *SEC* File No. (if any): ____________

Notary Public Signature and Information:

RED SEAL NOTARY INC
25 Adelaide St. East #100
Toronto, ON M5C 3A1
(888) 922-7325
www.RedSealNotary.com

Signature: [signature] [PLACE SEAL HERE]

Subscribed and sworn to me this 25th day of April, 2026

Jonathan Blake McClung
Barrister & Solicitor
Notary Public & Commissioner of Oaths
for the Province of Ontario
My Commission is of unlimited duration
No Legal Advice was given

My commission expires on N/A (Lawyer) County of ________
State/Region of Ontario Country of ________

B. Acceptance of the Above Designation and Appointment as Agent for Service of Process.

The United States *person* identified in Section A above as the agent for service of process hereby accepts this designation and appointment as agent for service of process, under the terms set forth in this Form MA-NR. By signing below, the signatory certifies that the *person* identified in Section A above as the agency for service of process has duly caused this power of attorney, consent, stipulation, and agreement to be signed on its behalf by the undersigned, thereunto duly authorized:

Signature of U.S. Agent for Service of Process:

Signed by: Sylvia Buxbaum
3097AFC7FDAD47E...

Date: 4/17/2026

Printed Name: Sylvia Buxbaum Title: Authorized Representative

C. Attached Documents

1. Is any name signed above pursuant to a written authorization, such as a board resolution or power of attorney? ☐Yes ☑No

2. Is there a written contractual agreement or other written document evidencing the designation and appointment of the above named U.S. agent for service of process and/or the agent's acceptance? ☑Yes ☐No

4

If "Yes" to Section C-1 and/or Section C-2., identify each such document on a separate line below, and include an accurate and complete copy of each such document as part of the PDF file in which the Form MA-NR is attached to the Form MA or Form MA-I, or attach each such document as a separate PDF to the relevant Form MA or Form MA-I.

Agentis for Service Contract - "Agentis Capital Advisors Ltd. - Appointment for Service - 2026.04.14"



April 14, 2026

1820-999 West Hastings St.
Vancouver, BC V6C2W2
Canada

RE: Confirmation of appointment of Corporation Service Company (CSC) as agent for service of
        process in Washington in connection with Agentis Capital Advisors Ltd. and Robert Van Belle
        dated July 1, 2023

To Whom It May Concern

        Corporation Service Company (CSC) accepts appointment as agent to receive service of
process at MC-CSC1, 300 Deschutes Way SW, Suite 208, Tumwater, WA 98501 on behalf of the
parties listed on the Contract Agent Exhibit to this letter ("Represented Parties"), pursuant to the
Agreement referenced above

        This irrevocable acceptance of appointment as agent is effective as of April 14, 2026, and will
continue until April 14, 2027. If any entity that is a party to this agreement is sanctioned by the United
States Government (OFAC) CSC will resign as agent and have no further responsibility to forward process.
If CSC receives legal process on behalf of a Represented Party, CSC will notify the legal contact by email
and forward the documents by international courier, to the Forwarding Address listed on the Exhibit
attached to this letter. The fee for this service is $495.00 for each Represented Party for each year of the
term of the appointment. Because there are eight (8) Represented Parties, and the term of the representation
is one (1) year, the total cost is $3,960.00. All fees paid are not refundable.

        It is each Represented Party's responsibility to inform CSC of any changes to the Forwarding
Address and to provide and update as needed an email address to receive electronic notifications of
service of process. If CSC attempts to forward legal process to a Represented Party, and the legal
process is returned to CSC as undeliverable, CSC will return the legal process to the Serving Party.
CSC is not responsible for any liability to Represented Party or any third party arising out of the
failure of a Represented Party to provide CSC with changes to its forwarding address (including
attorney's fees and costs) or any other liability arising out of CSC's agency relationship with the
Represented Party.

                            Sincerely,

                            CORPORATION SERVICE COMPANY

                            
                            Shyla Hill
                            Authorized Representative

CONTRACT AGENT EXHIBIT *

CONTACT INFORMATION FOR FIRST REPRESENTED PARTY

<u>Represented Party</u> (Receives process and invoice, unless specified otherwise)
Contact Name: Robert Van Belle
Company Name: Agentis Capital Advisors Ltd.
Mailing Address: 1820-999 West Hastings St.
City, State, Zip: Vancouver, BC, Canada V6C2W2
Email: robert.vanbelle@agentiscapital.com
Phone: 1-604-377-11870

Forwarding Address (Receives process served on process agent) Contact Name: Robert Van Belle
Company Name: Agentis Capital Advisors Ltd.
Mailing Address (Do not enter a P.O. Box): 1820-999 West Hastings St.
City, State, Zip: Vancouver, BC, Canada V6C2W2
Email: robert.vanbelle@agentiscapital.com
Phone: 1-604-377-11870

Billing Party (If different from Represented Party)
Contact Name: Jeff Wong
Company Name: Agentis Capital Advisors Ltd.
Mailing Address: 1820-999 West Hastings St.
City, State, Zip: Vancouver, BC, Canada V6C2W2
Email: jeff.wong@agentiscapital.com
Phone: 1-604-767-6063

Serving Party (Party(s) from whom CSC should accept service of process documents pursuant to this agreement.)
Contact Name:
Company Name: Securities Exchange Commission (SEC), Municipal Securities Rulemaking Board (MSRB), and all other serving parties
Mailing Address:
City, State, Zip:
Email:
Phone:

CONTACT INFORMATION FOR SECOND REPRESENTED PARTY

<u>Represented Party</u> (Receives process, unless specified otherwise)
Contact Name: Robert Van Belle
Company Name:
Mailing Address: 1820-999 West Hastings St.
City, State, Zip: Vancouver, BC, Canada V6C2W2
Email: robert.vanbelle@agentiscapital.com
Phone: 1-604-377-11870

Forwarding Party (Receives process, upon request of the Represented Party)
Contact Name: Robert Van Belle
Company Name:
Mailing Address: 1820-999 West Hastings St.
City, State, Zip: Vancouver, BC, Canada V6C2W2
Email: robert.vanbelle@agentiscapital.com
Phone: 1-604-377-11870

Billing Party (If different from Represented Party)
Contact Name: Jeff Wong
Company Name: Agentis Capital Advisors Ltd.
Mailing Address: 1820-999 West Hastings St.

City, State, Zip: Vancouver, BC, Canada V6C2W2
Email: jeff.wong@agentiscapital.com
Phone: 1-604-767-6063

Serving Party (Party(s) from whom CSC should accept service of process documents pursuant to this agreement.)
Contact Name:
Company Name: Securities Exchange Commission (SEC), Municipal Securities Rulemaking Board (MSRB), and all other serving parties
Mailing Address:
City, State, Zip:
Email:
Phone:

CONTACT INFORMATION FOR THIRD REPRESENTED PARTY

Represented Party (Receives process and invoice, unless specified otherwise)
Contact Name: Amrinder Saini
Company Name:
Mailing Address: 810-18 King Street East
City, State, Zip: Toronto, ON, Canada M5C1C4
Email: amrinder.saini@agentiscapital.com
Phone: 1-416-566-7336

Forwarding Party (Receives process, upon request of the Represented Party)
Contact Name: Amrinder Saini
Company Name:
Mailing Address (Do not enter a P.O. Box): 810-18 King Street East
City, State, Zip: Toronto, ON, Canada M5C1C4
Email: amrinder.saini@agentiscapital.com
Phone: 1-416-566-7336

Billing Party (If different from Represented Party)
Contact Name: Jeff Wong
Company Name: Agentis Capital Advisors Ltd.
Mailing Address: 1820-999 West Hastings St.
City, State, Zip: Vancouver, BC, Canada V6C2W2
Email: jeff.wong@agentiscapital.com
Phone: 1-604-767-6063

Serving Party (Party(s) from whom CSC should accept service of process documents pursuant to this agreement.)
Contact Name:
Company Name: Securities Exchange Commission (SEC), Municipal Securities Rulemaking Board (MSRB), and all other serving parties
Mailing Address:
City, State, Zip:
Email:
Phone:

CONTACT INFORMATION FOR FOURTH REPRESENTED PARTY

Represented Party (Receives process and invoice, unless specified otherwise)
Contact Name: Brandon Kothe
Company Name:
Mailing Address: 1820-999 West Hastings St.
City, State, Zip: Vancouver, BC, Canada V6C2W2
Email: brandon.kothe@agentiscapital.com
Phone: 1-519-386-4444

Forwarding Party (Receives process, upon request of the Represented Party)
Contact Name: Brandon Kothe

Company Name:
Mailing Address (Do not enter a P.O. Box): 1820-999 West Hastings St.
City, State, Zip: Vancouver, BC, Canada V6C2W2
Email: brandon@kothe@agentiscapital.com
Phone: 1-519-386-4444

Billing Party (If different from Represented Party)
Contact Name: Jeff Wong
Company Name: Agentis Capital Advisors Ltd.
Mailing Address: 1820-999 West Hastings St.
City, State, Zip: Vancouver, BC, Canada V6C2W2
Email: jeff.wong@agentiscapital.com
Phone: 1-604-767-6063

Serving Party (Party(s) from whom CSC should accept service of process documents pursuant to this agreement.)
Contact Name:
Company Name: Securities Exchange Commission (SEC), Municipal Securities Rulemaking Board (MSRB), and all other serving parties
Mailing Address:
City, State, Zip:
Email:
Phone:

CONTACT INFORMATION FOR FIFTH REPRESENTED PARTY

Represented Party (Receives process and invoice, unless specified otherwise)
Contact Name: Wesley Wu
Company Name:
Mailing Address: 1820-999 West Hastings St.
City, State, Zip: Vancouver, BC, Canada V6C2W2
Email: wesley.wu@agentiscapital.com
Phone: 1-647-639-9850

Forwarding Party (Receives process, upon request of the Represented Party)
Contact Name: Wesley Wu
Company Name:
Mailing Address (Do not enter a P.O. Box): 1820-999 West Hastings St.
City, State, Zip: Vancouver, BC, Canada V6C2W2
Email: wesley.wu@agentiscapital.com
Phone: 1-519-386-4444

Billing Party (If different from Represented Party)
Contact Name: Jeff Wong
Company Name: Agentis Capital Advisors Ltd.
Mailing Address: 1820-999 West Hastings St.
City, State, Zip: Vancouver, BC, Canada V6C2W2
Email: jeff.wong@agentiscapital.com
Phone: 1-604-767-6063

Serving Party (Party(s) from whom CSC should accept service of process documents pursuant to this agreement.)
Contact Name:
Company Name: Securities Exchange Commission (SEC), Municipal Securities Rulemaking Board (MSRB), and all other serving parties
Mailing Address:
City, State, Zip:
Email:
Phone:

CONTACT INFORMATION FOR SIXTH REPRESENTED PARTY

Represented Party (Receives process and invoice, unless specified otherwise)
Contact Name: Owen Anderson
Company Name:
Mailing Address: 810-18 King Street East
City, State, Zip: Toronto, ON, Canada M5C1C4
Email: owen.anderson@agentiscapital.com
Phone: 1-416-312-5595

Forwarding Party (Receives process, upon request of the Represented Party)
Contact Name: Owen Anderson
Company Name:
Mailing Address (Do not enter a P.O. Box): 810-18 King Street East
City, State, Zip: Toronto, ON, Canada M5C1C4
Email: owen.anderson@agentiscapital.com
Phone: 1-416-312-5595

Billing Party (If different from Represented Party)
Contact Name: Jeff Wong
Company Name: Agentis Capital Advisors Ltd.
Mailing Address: 1820-999 West Hastings St.
City, State, Zip: Vancouver, BC, Canada V6C2W2
Email: jeff.wong@agentiscapital.com
Phone: 1-604-767-6063

Serving Party (Party(s) from whom CSC should accept service of process documents pursuant to this agreement.)
Contact Name:
Company Name: Securities Exchange Commission (SEC), Municipal Securities Rulemaking Board (MSRB), and all other serving parties
Mailing Address:
City, State, Zip:
Email:
Phone:

CONTACT INFORMATION FOR SEVENTH REPRESENTED PARTY

Represented Party (Receives process and invoice, unless specified otherwise)
Contact Name: Peter Petrovszki
Company Name:
Mailing Address: 43 Discovery Ridge Point SW
City, State, Zip: Calgary, AB T3H 4R1
Email: peter.petrovszki@agentiscapital.com
Phone: 1-437-998-3421

Forwarding Party (Receives process, upon request of the Represented Party)
Contact Name: Peter Petrovszki
Company Name:
Mailing Address: 43 Discovery Ridge Point SW
City, State, Zip: Calgary, AB T3H 4R1
Email: peter.petrovszki@agentiscapital.com
Phone: 1-437-998-3421

Billing Party (If different from Represented Party)
Contact Name: Jeff Wong
Company Name: Agentis Capital Advisors Ltd.
Mailing Address: 1820-999 West Hastings St.
City, State, Zip: Vancouver, BC, Canada V6C2W2
Email: jeff.wong@agentiscapital.com
Phone: 1-604-767-6063

Serving Party (Party(s) from whom CSC should accept service of process documents pursuant to this agreement.)
Contact Name:
Company Name: Securities Exchange Commission (SEC), Municipal Securities Rulemaking Board (MSRB), and all other serving parties
Mailing Address:
City, State, Zip:
Email:
Phone:

CONTACT INFORMATION FOR EIGHTH REPRESENTED PARTY

Represented Party (Receives process and invoice, unless specified otherwise)
Contact Name: Jonathan Zhang
Company Name:
Mailing Address: 810-18 King Street East
City, State, Zip: Toronto, ON, Canada M5C1C4
Email: jonathan.zhang@agentiscapital.com
Phone: 1-778-869-3086

Forwarding Party (Receives process, upon request of the Represented Party)
Contact Name: Jonathan Zhang
Company Name:
Mailing Address: 810-18 King Street East
City, State, Zip: Toronto, ON, Canada M5C1C4
Email: jonathan.zhang@agentiscapital.com
Phone: 1-778-869-3086

Billing Party (If different from Represented Party)
Contact Name: Jeff Wong
Company Name: Agentis Capital Advisors Ltd.
Mailing Address: 1820-999 West Hastings St.
City, State, Zip: Vancouver, BC, Canada V6C2W2
Email: jeff.wong@agentiscapital.com
Phone: 1-604-767-6063

Serving Party (Party(s) from whom CSC should accept service of process documents pursuant to this agreement.)
Contact Name:
Company Name: Securities Exchange Commission (SEC), Municipal Securities Rulemaking Board (MSRB), and all other serving parties
Mailing Address:
City, State, Zip:
Email:
Phone:

* Confirmation of appointment of Corporation Service Company (CSC) as agent for service of process in Washington in connection with the Agentis Capital Advisors Ltd. and Robert Van Belle dated July 1, 2023.